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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

California Coastal Communities, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

500434303

(CUSIP Number)

Andrew Druch, Esq.
ING Capital LLC
1325 Avenue of the Americas
New York, New York 10019
(646) 424-6154

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500434303			Page 2 of 21

1.	Name of Reporting Person: ING Groep N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐ N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,630,683 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,630,683 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,630,683 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.1%(2)

14.	Type of Reporting Person (See Instructions): HC

(1)	This number represents holdings as of March 7, 2005 and excludes 300,000 shares of California Coastal Communities, Inc. common stock that ING Capital LLC has agreed to sell, and Mercury Targeted Securities Fund LP has agreed to buy, subject in each case to certain limited conditions, pursuant to that certain forward sale agreement described in Item #5. ING Capital LLC is an indirect subsidiary of ING Groep N.V.

CUSIP No. 500434303			Page 3 of 21

1.	Name of Reporting Person: ING Capital LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐ N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,630,683 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,630,683 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,630,683 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.1%(2)

14.	Type of Reporting Person (See Instructions): OO

(2)	Based on 10,130,212 shares of California Coastal Communities, Inc. common stock issued and outstanding as of November 1, 2004 as reported in California Coastal Communities, Inc.’s Form 10-Q for the quarterly period ended September 30, 2004 .

CUSIP No. 500434303

SCHEDULE 13D

INTRODUCTION

     This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed by ING Baring (U.S.) Capital Corporation (“ING Baring”) with the Securities and Exchange Commission on September 12, 1997 (the “Schedule 13D”), as amended by Amendment No. 1 filed on July 27, 1998 (“Amendment No. 1”), with respect to the common stock, $.05 par value per share (the “Common Stock”) of California Coastal Communities, Inc., a Delaware corporation.

     This Amendment amends and restates the Schedule 13D and Amendment No. 1 and is being filed to report the disposition by ING and ING Capital of 300,000 shares of Common Stock pursuant to the terms of the forward sale agreement described in Item 5 below.

ITEM 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety with the following:

     This statement relates to shares of common stock, par value of $0.05 per share, of California Coastal Communities, Inc., a Delaware corporation (the “Company”), with its principal executive offices located at 6 Executive Circle, Suite 250, Irvine, CA 92614, United States of America.

ITEM 2. Identity and Background.

     (a) and (b) This Schedule 13D is filed on behalf of ING Groep N.V. (“ING”), a limited liability company organized under the laws of The Netherlands, and ING Capital LLC (“ING Capital”), a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING. ING Capital is the beneficial owner of the Common Stock previously held by ING Baring. ING and ING Capital, as the beneficial owner of the Common Stock previously held by ING Baring, are sometimes collectively referred to herein as the “Reporting Persons”.

     ING Capital is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Capital is located at 1325 Avenue of the Americas, New York, New York 10019.

     ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands.

     99.93% of the ordinary shares of ING are owned by, and registered in the name of, Stichting ING Aandelen (the “Trust”) a Netherlands Trust and the issuer of Bearer Depositary Receipts of ING Groep N.V.

     Other than the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of ING Capital or ING, respectively. The name and business address of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust are set forth in Annex 1 hereto and incorporated herein by reference.

CUSIP No. 500434303

SCHEDULE 13D

     (c) The present principal occupation of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is set forth in Annex 1 hereto and incorporated herein by reference.

     (d) During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

     (f) The citizenship of each of the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust is set forth on Annex 1 hereto and incorporated herein by reference.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety with the following:

     No cash was required to be paid by the Reporting Persons in consideration of the issuance of the 1,666,943 shares of Common Stock to the Reporting Persons on September 2, 1997. Such shares were issued by the Company under and pursuant to a plan of reorganization (the “Plan”) filed by the Company under Chapter 11 of the United States Bankruptcy Code on July 14, 1997. The Plan was confirmed by the United States Bankruptcy Court for the District of Delaware on August 19, 1997 and became effective on September 2, 1997. Pursuant to the Plan, the Company agreed, among other things, to exchange all of its outstanding debentures and all of its outstanding Class A Common Stock (“Class A Stock”) for Common Stock.

     Under the Plan, the Company exchanged 56 shares of Common Stock for each $1,000 in principal amount of the 12% Senior Subordinated Pay-In-Kind Debentures due March 15, 2002 (“Senior Debentures”) and 28 shares of Common Stock for each $1,000 in principal amount of the outstanding 12% Subordinated Pay-In-Kind Debentures due March 15, 2002 (“Subordinated Debentures”) that were outstanding as of March 15, 1997, and 1 share of Common Stock for each 100 shares of Class A Stock that were outstanding.

     Pursuant to the Plan, holders of Senior Debentures and/or Subordinated Debentures and Class A Stock on September 2, 1997 received shares of Common Stock in exchange for releasing the Company from its obligations under the debentures and the Class A Stock. The Reporting Persons received 1,666,943 shares of Common Stock from the Company under this Plan in exchange for its release of the Company from its obligations to the Reporting Persons under the $25,636,326 principal amount of Senior Debentures (1,435,634 shares of Common Stock), the $8,207,441 principal amount of Subordinated Debentures (229,808 shares of Common Stock) and the $150,000 of Class A Stock (1,500 shares of Common Stock) held by the Reporting Persons on September 2, 1997.

     On July 22, 1998, the Reporting Persons purchased 3,583 shares of Common Stock from Paul M. Meister (“Meister”) pursuant to a letter agreement dated July 16, 1998 by and

CUSIP No. 500434303

SCHEDULE 13D

among the Company and the Seller, a copy of which is attached as Exhibit 1 to Amendment No. 1 and is incorporated herein by reference, for an aggregate purchase price of $29,559.75, or $8.25 per share.

     On July 22, 1998, the Reporting Persons purchased 235,852 shares of Common Stock from Abex 19992 Stock Trust (“Abex”) pursuant to a letter agreement dated July 16, 1998 by and among the Company and Abex, a copy of which is attached as Exhibit 2 to Amendment No. 1 and is incorporated herein by reference, for an aggregate purchase price of $1,945,779, or $8.25 per share.

     On July 22, 1998, the Reporting Persons purchased 23,493 shares of Common Stock from Paul Montrone (“Montrone”) pursuant to a letter agreement dated July 22, 1998 by and among the Company and Montrone, a copy of which is attached as Exhibit 3 to Amendment No. 1 and is incorporated herein by reference, for an aggregate purchase price of $193,817.25, or $8.25 per share.

     On July 22, 1998, the Reporting Persons purchased 813 shares of Common Stock from Penates Foundation (the “Foundation”) pursuant to a letter agreement dated July 16, 1998 by and among the Company and the Foundation, a copy of which is attached as Exhibit 4 to Amendment No. 1 and is incorporated herein by reference, for an aggregate purchase price of $6,707.25, or $8.25 per share.

     The Reporting Persons have entered into a forward sale agreement for the disposition of 300,000 shares of the Common Stock acquired in the transactions described above. The forward sale agreement is described in Item 5 below.

ITEM 4. Purpose of Transaction.

     The purpose of the Reporting Person’s acquisition of the shares of Common Stock referred to above was for investment purposes. As described in Item 5 below, the Reporting Persons have entered into a forward sale agreement for the disposition of 300,000 shares of Common Stock.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

     (a) The total number of Shares that the Reporting Persons beneficially own is 1,630,683, which represents 16.1% of the total outstanding shares of Common Stock (2). California Coastal Communities, Inc. has 10,130,212 (2) shares of common stock issued and outstanding.

     Except as described in the preceding paragraph, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Annex I attached hereto, beneficially owns any shares of Common Stock.

     (b) See items #7, #8, # 9 and #10 on pages 2 and 3.

     (c) The only purchase or sale of the Common Stock by the Reporting Persons within the past 60 days is as follows:

     On March 7, 2005, the Reporting Persons, acting as investment manager on behalf of ING Middenbank Curacao N.V., and Mercury Targeted Securities Fund LP entered into the forward sale agreement, a copy of which is attached as Exhibit 1 hereto (the “FSA”). Under

CUSIP No. 500434303

SCHEDULE 13D

the FSA, the Reporting Persons have agreed to sell, and Mercury Targeted Securities Fund LP has agreed to buy, subject in each case to certain limited conditions, 300,000 shares of Common Stock on a date to be determined in accordance with the terms of the FSA, but no later than June 30, 2005.

     (d) Except as set forth in this Amendment to Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock covered by this Amendment to Schedule 13D.

     (e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described herein, neither the Reporting Person nor any other person referred to in Annex I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

     Exhibit 1: Forward Sale Agreement

     Exhibit 2: Power of Attorney

     Exhibit 3: Joint Filing Agreement

CUSIP No. 500434303

SCHEDULE 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: March 11, 2005.

ING GROEP N.V.

By:	/s/ Cornelis Blokbergen Name: Cornelis Blokbergen
Title: Head Legal Department

By:	/s/ Henricus J. Bruisten Name: Henricus J. Bruisten
Title: Assistant General Counsel

ING CAPITAL LLC

By:	/s/ Henricus J. Bruisten Name: Henricus J. Bruisten
Title: Attorney-in-fact

CUSIP No. 500434303

SCHEDULE 13D

Annex 1

DIRECTORS AND EXECUTIVE OFFICERS OF ING CAPITAL LLC, EXECUTIVE
OFFICERS AND MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V.,
MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V AND MEMBERS OF
THE MANAGEMENT BOARD OF STICHTING ING AANDELEN.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each executive officer of ING Capital LLC (“ING Capital”), each member of the Supervisory Board of ING Groep N.V. (“ING”), each executive officer and member of the Executive Board of ING and each member of the Management Board of Stichting ING Aandelen, (formerly known as Stichting Administratiekantoor ING Groep, the “Trust”), as applicable, is set forth below. Except as set forth below, each of the executive officers of ING Capital is a citizen of the United States and each of the executive officers and members of the Executive Board of ING, each of the members of the Supervisory Board of ING and each of the members of the Management Board of the Trust is a citizen of The Netherlands. The business address of each executive officer of ING Capital is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer and member of the Executive Board, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Unless otherwise indicated, each occupation set forth opposite the name of an executive officer or member of the Executive Board of ING or a member of the Supervisory Board of ING refers to employment with ING, each occupation set forth opposite the name of a member of the Management Board of the Trust refers to employment with the Trust and each occupation set forth opposite the name of an executive officer of ING Capital refers to employment with ING Capital.

ING GROEP N.V.

NAME, POSITION WITH	PRESENT PRINCIPAL
ING GROEP N.V. AND CITIZENSHIP	OCCUPATION OR EMPLOYMENT

Michel Tilmant, Chairman of Executive Board Belgian	Chairman of the Executive Board since April 27, 2004. Vice-Chairman of the Executive Board since May 2, 2002, and member of the Executive Board since May 8, 1998.

Cees Maas, Member of Executive Board	Chief Financial Officer since 1996, Vice-Chairman of the Executive Board since April 27, 2004 and member of the Executive Board since 1992.

Frederick Hubbell,	Member of the Executive Board since May 2, 2002.
Member of Executive Board
American

Eric Boyer de la Giroday,	Member of the Executive Board since April 27, 2004.
Member of Executive Board
Belgian

CUSIP No. 500434303

SCHEDULE 13D

Hans Verkoren,	Member of the Executive Board since April 27, 2004.
Member of Executive Board

Eli Leenaars,	Member of the Executive Board since April 27, 2004.
Member of Executive Board

Alexander Rinnooy Kan,	Member of the Executive Board since September 1996.
Member of Executive Board

Cor Herkstroter, Chairman of Supervisory Board	Chairman of the Supervisory Board since May 1999 and member since May 1998.

Luella Gross Goldberg,	Member of Supervisory Board since April 2001.
Member of the Supervisory Board
American

Paul van der Heijden, Member of the Supervisory Board	Member of the Supervisory Board since May 1995. Rector Magnificus and Professor of Labor Law and Industrial Relations at the University of Amsterdam

Adrianus Gerardus Jacobs,	Member of the Supervisory Board since June 1998.
Member of Supervisory Board

Godfried van der Lugt	Member of the Supervisory Board since April 2001.
Member of Supervisory Board

Paul Baron de Meester,	Member of the Supervisory Board since May 1998.
Member of Supervisory Board
Belgian

Willem Kok,	Member of the Supervisory Board since April 2003.
Member of Supervisory Board

Klaus Dieter Hoffman,	Member of Supervisory Board since April 2003.
Member of the Supervisory Board
German

Jan Timmer,	Member of the Supervisory Board since October 1996.
Member of Supervisory Board

Karel Vuursteen	Member of the Supervisory Board since April 2002.
Member of the Supervisory Board

Eric Bourdais de Charbonnière,	Member of the Supervisory Board since April 2004.
Member of Supervisory Board
French

CUSIP No. 500434303

SCHEDULE 13D

ING CAPITAL LLC

PRESENT PRINCIPAL OCCUPATION OR
NAME AND CITIZENSHIP	EMPLOYMENT

David Hudson	President and Chief Executive Officer (3)

John Egan	Chief Financial Officer (3)

John Cirrito	Senior Managing Director and Chief Operating Officer (3)

Andrew Druch	General Counsel, Secretary and Managing Director (3)

Stichting ING Aandelen

NAME, POSITION WITH THE	PRESENT PRINCIPAL OCCUPATION OR
TRUST AND CITIZENSHIP	EMPLOYMENT

Ton Risseeuw	Chairman since October, 26 2004, Member since August 1, 2001.
Chairman

Ton Regtuijt	Member since May 12, 1996.
Member

Huib Blaisse	Member since December 1, 1999.
Member

Jan Veraart	Member since August 1, 2001.
Member

Paul Fentrop	Member since July 1, 2004.
Member

(3) Also reflects occupation with ING Financial Holdings Corporation, the sole member of ING Capital LLC.